Columbus McKinnon Corporation
140 John James Audubon Parkway
Amherst, New York 14228-1197
(716) 689-5400

April 25, 2011

Ms. Amanda Ravitz
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Columbus McKinnon Corporation
Registration Statement on Form S-4
Filed April 4, 2011
File No. 333-173296

Dear Ms. Ravitz:

By this letter, Columbus McKinnon Corporation (the “Company”), is responding to your letter dated April 18, 2011, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Registration Statement on Form S-4 filed on April 4, 2011, by the Company (the “Registration Statement”).  For your convenience we have reproduced below the full text of each of the Staff’s comments together with the responses set forth below.

The Exchange Offer, page 7

1.             It appears that you are registering the exchange of Senior Subordinated Notes in reliance on our position enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company has filed as correspondence on the EDGAR system a letter (which includes the acknowledgements requested in your letter of April 18, 2011) indicating that it is registering the exchange offer in reliance on the Staff’s position in the letters referenced.

Please contact the undersigned with any further questions or comments by telephone (716) 689-5550, fax (716) 689-5598 or email (Karen.howard@cmworks.com).

Yours truly,

Columbus McKinnon Corporation

By:	/s/ Karen L. Howard
Karen L. Howard
Vice President-Finance and
Chief Financial Officer,
Principal Financial Officer

cc: Robert J. Olivieri, Esq.